UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 6-K

__________________________

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number: 001-38376

__________________________

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

__________________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 CENTRAL PUERTO S.A

City of Buenos Aires, October 19, 2023

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175 - City of Buenos Aires.

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299 – City of Buenos Aires

To Technical and Negotiable Instruments Management

MERCADO ABIERTO ELECTRÓNICO

San Martín 344– City of Buenos Aires

Subject: Material News

Dear Mr./Ms.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) in compliance of Section II, Chapter I, Title XII of CNV Regulations (N.T. 2013) so as to inform that regarding a syndicated loan between the Company, as Borrower; Citibank N.A., JP Morgan Chase Bank N.A., Morgan Stanley Senior Funding, INC, as Lenders; Citibank N.A., as Administrative Agent; and Citibank’s Branch established in Argentina as Collateral Agent, dated June 12, 2019 (as later modified and amended), today the Company paid in advance the amount of ARS 49,043,078 (forty-nine million forty-three thousand and seventy eight US dollars).

Yours sincerely,

__________________________

Leonardo Marinaro

Head of Market Relations

 Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: October 23, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

3